Filed pursuant to Rule 424(b)(5)
Registration No. 333-140778
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
	Amount to Be	Offering Price Per	Aggregate Offering	Amount of
Title of Each Class of Securities to Be Registered	Registered (1)	Unit	Price (1)	Registration Fee
Common Stock, par value $0.50 per share	26,162,500 (1)	$19.50	$510,168,750	$15,662

(1)	Includes shares to be sold upon exercise of the underwriters’ overallotment option. See “Underwriting.”
PROSPECTUS SUPPLEMENT
(To prospectus dated February 20, 2007)

22,750,000 Shares

Mylan Laboratories Inc.
Common Stock

We are offering to sell 22,750,000 shares of our common stock through this prospectus supplement and the accompanying prospectus.

Our common stock is listed on the New York Stock Exchange under the symbol “MYL”. The last reported sale price of our common stock on March 1, 2007 was $20.26 per share.

Investing in our common stock involves risks, including those described in the “Risk Factors” section beginning on page S-10 of this prospectus supplement and the section entitled “Risk Factors” beginning on page 25 of our most recent quarterly report on Form 10-Q for the period ended December 31, 2006, which is incorporated by reference into the accompanying prospectus.

Concurrently with this offering, we are offering $550,000,000 in aggregate principal amount of 1.25% senior convertible notes due 2012 (or up to an additional $50,000,000 in principal amount of notes if the underwriters exercise in full their option to purchase additional notes) in a public offering pursuant to a separate prospectus supplement. Neither offering is conditioned on the other.

	Per Share	Total

Public offering price	$19.50	$443,625,000
Underwriting discount	$.78	$17,745,000
Proceeds, before expenses, to us	$18.72	$425,880,000

The underwriters may also purchase up to an additional 3,412,500 shares of common stock from us at the public offering price, less the underwriting discount, within 30 days following the date of this prospectus supplement to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment on or about March 7, 2007.

Merrill Lynch & Co.	JPMorgan
Citigroup

ABN AMRO Rothschild LLC
BNY Capital Markets, Inc.
HSBC
Mitsubishi UFJ Securities
NatCity Investments, Inc.
PNC Capital Markets LLC
SunTrust Robinson Humphrey

The date of this prospectus supplement is March 1, 2007.

Prospectus Supplement

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission using a shelf registration process. Under the shelf registration process, we may offer from time to time senior or subordinated debt securities, preferred stock and common stock. In this prospectus supplement, we provide you with specific information about the shares of our common stock that we are selling in this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. You should read both this prospectus supplement and the accompanying prospectus as well as additional information described under “Incorporation of Certain Documents by Reference” on page ii of the accompanying prospectus before investing in our common stock.

You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus or which we or the underwriters provide to you. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provided you with additional or different information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

SUMMARY

This summary highlights selected information more fully described elsewhere in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this prospectus supplement, the accompanying prospectus, any free writing prospectus and the documents incorporated by reference herein and therein carefully, especially the risks of investing in our common stock discussed in “Risk Factors” below and in the incorporated documents.

In this prospectus supplement, except as otherwise indicated, “Mylan,” “we,” “our,” and “us” refer to Mylan Laboratories Inc. and its consolidated subsidiaries (including Matrix Laboratories Limited, effective January 8, 2007). References herein to a fiscal year mean the fiscal year ended March 31.

Our Company

We are a leading pharmaceutical company and have developed, manufactured, marketed, licensed and distributed generic, brand and branded generic pharmaceutical products for more than 45 years. We are one of the largest manufacturers of generic pharmaceuticals in the U.S. with more than 240 million prescriptions dispensed during the twelve months ended September 30, 2006, the third most of any company, and representing approximately 7% of all prescriptions dispensed in the U.S. Our product portfolio is one of the largest among all U.S. generic pharmaceutical companies, consisting of approximately 160 products. In fiscal year 2006, our last completed fiscal year, we had total revenues of $1.26 billion and net income of $185 million. Through the first nine months of fiscal year 2007, we had total revenues of $1.12 billion and net income of $289 million. Over the past 20 years, our net revenues had a compound annual growth rate of approximately 15%.

We derive, through our subsidiary, Mylan Pharmaceuticals Inc., or MPI, the majority of our generic product revenues primarily from the sale of solid oral dosage pharmaceuticals in nearly 50 therapeutic categories. Our wholly-owned subsidiary, UDL Laboratories, Inc., or UDL, packages and markets pharmaceuticals, in unit dose formats, for use primarily in hospitals, nursing homes and other institutions. UDL is the largest unit dose packager in the U.S., having shipped approximately 700 million doses in fiscal year 2006. Our generic business is further augmented by our wholly-owned subsidiary, Mylan Technologies Inc., or MTI, which is focused on the research, development, manufacture and sale of transdermal patch technologies and products. MTI has developed and manufactured more generic transdermal products than any other company in the U.S.

Mylan is a fully integrated pharmaceutical company with capabilities in research, development, regulatory and legal matters, manufacturing, and distribution. In fiscal year 2006, MPI and MTI manufactured more than 95% of all doses we sold. We invest in generic research and development and use our intellectual property expertise to continue to grow our product pipeline. In order to differentiate our products in the marketplace and improve profitability, our product development process targets difficult to develop or manufacture products that benefit from our skills in the development and manufacturing of controlled-release and transdermal pharmaceuticals.

We achieved our position of leadership in the generic industry through our demonstrated ability to obtain Abbreviated New Drug Application, or ANDA, approvals, our quality control driven largely by our manufacturing excellence, and our ability to consistently deliver large scale commercial volumes to our customers, who are some of the largest pharmaceutical distributors and retail pharmacy chains in the U.S.

On January 8, 2007, we acquired approximately 51.5% of the outstanding shares of Matrix Laboratories Limited, or Matrix, a public limited company listed on the Bombay Stock Exchange and National Stock Exchange of India. This followed our acquisition of 20% of Matrix’s outstanding shares through a public offer in India completed on December 21, 2006. We now own approximately 71.5% of the voting share capital of Matrix, and, as of January 8, 2007, Matrix is a consolidated subsidiary of Mylan.

Matrix is engaged in the manufacture of active pharmaceutical ingredients, or APIs, and solid oral dosage products. Matrix is the world’s second largest API manufacturer with respect to the number of drug master files, or DMFs, filed with regulatory agencies, with more than 165 APIs in the market or under development. Matrix is a fast growing API manufacturer, with a focus on regulated markets such as the U.S. and the European Union. Matrix has a wide range of products in multiple therapeutic categories and focuses on developing APIs with non-infringing processes to partner with generic manufacturers in regulated markets at market formation. In Europe, Matrix operates through Docpharma, its wholly-owned subsidiary and a leading distributor and marketer of branded generic pharmaceutical products in Belgium, the Netherlands and Luxembourg. Matrix also has investments in companies in China, South Africa and India.

Competitive Advantages

We believe that our competitive advantages enable us to maintain and enhance our leading market position in the U.S. generic pharmaceutical industry through the strength and expansion of our core businesses and competencies, while allowing for significant opportunities for global expansion and growth:

Breadth of Product Portfolio.  Our product portfolio is one of the largest among all U.S. generic pharmaceutical companies, consisting of approximately 160 products, of which approximately 150 are in capsule or tablet form in an aggregate of approximately 375 dosage strengths. Included in these totals are 12 extended release products in a total of 30 dosage strengths. Additionally, our revenues are augmented through the sale of four transdermal patch products in a total of 18 dosage strengths that are developed and manufactured by MTI.

In addition to those products that we manufacture, we also market, principally through UDL, 70 generic products in a total of 120 dosage strengths under supply and distribution agreements with other pharmaceutical companies. We believe that the breadth of our product offerings allows us to successfully meet our customers’ demands and helps us to better compete in the generic industry over the long term. The addition of Matrix, the world’s second largest API manufacturer with respect to the number of DMFs filed, further broadens our product offerings by adding novel dosage forms and products in certain new therapeutic categories and introducing APIs into our existing finished dosage form portfolio. Included in Matrix’s product portfolio are anti-retroviral APIs, used in the treatment of HIV. Matrix is currently the world’s largest supplier of generic anti-retroviral APIs, supplying more than 50% of the total market.

Leading Market Position.  As of September 30, 2006, approximately 50% of our products ranked #1, and approximately 75% of our products ranked #1 or #2, in the number of new and refilled prescriptions dispensed in the U.S. compared to all other brand and generic versions of that product. The Matrix acquisition also provides us with access to certain international markets where we have not previously marketed or distributed product, thereby providing a blueprint for us to create a presence in the global generic market.

Strong Product Pipeline.  We have a robust generic product pipeline. As of December 31, 2006, excluding Matrix, we had 63 product applications pending at the Food and Drug Administration, or FDA, representing approximately $39.4 billion in U.S. sales for the twelve months ended June 30, 2006 for the brand name versions of these products, according to IMS Health data. Fourteen of these applications are first-to-file Paragraph IV ANDA patent challenges, which offer the opportunity for 180 days of generic marketing exclusivity if approved by the FDA and we are successful in the patent challenge. These 14 Paragraph IV ANDAs relate to pharmaceuticals representing approximately $12.8 billion in U.S. branded sales for the twelve months ended June 30, 2006. Further, we have approximately 165 products currently in development and advanced evaluation. Matrix has made 14 regulatory filings for finished dosage forms, including seven in the U.S. Matrix has also filed 102 DMFs in the U.S. and 697 outside the U.S. We believe our already robust pipeline, coupled with that of Matrix, provides a strong platform for future growth.

Excellence in Manufacturing and Customer Service.  We believe that our extensive capabilities and excellence in manufacturing distinguish us in the generic pharmaceutical industry and with our customers, positioning us to take advantage of growth opportunities. We have made and continue to make significant investments in our state-of-the-art manufacturing facilities which we believe will allow us to effectively and efficiently manufacture an increased number of new products and provide us enhanced flexibility to capitalize on new product opportunities. We recently completed a major expansion of our facilities, which will ultimately give us the capacity to produce approximately 30 billion doses annually. The addition of Matrix also adds significantly to our manufacturing capacity. Matrix has 10 API and intermediate manufacturing facilities and one finished dosage form facility. Of these facilities, six are U.S. FDA approved for API manufacturing, making Matrix one of the largest companies in India in terms of FDA-approved API manufacturing capacity.

Further, our manufacturing sophistication and capacity have enabled us to consistently produce commercial volumes of difficult to develop and manufacture products, which we believe are often subject to less competition. We have long-standing relationships with our core customers who have come to rely on us to provide such volumes across our entire product portfolio. This competitive advantage has allowed us to develop relationships with most of the major distributors and retail pharmacy chains in the U.S.

Intellectual Property Expertise.  We believe that expertise in intellectual property is a core competency for future product development. Accordingly, we maintain development teams, which include legal counsel, focused on the analysis and selection of opportunities to file ANDAs and Paragraph IV ANDA challenges. Over the past 20 years, Mylan has received 171 ANDA and supplemental ANDA approvals and four New Drug Application, or NDA, approvals.

Product Quality.  Our ability to produce high quality commercial volumes of our products has developed our reputation as a reliable supplier to our customers. We have an excellent FDA manufacturing compliance record. We believe that, in an era of growing concern among individual consumers regarding the quality of the prescription drugs they purchase, we are in a strong position to leverage our reputation for product excellence. Our recent acquisition of Matrix strengthens our ability to distribute pharmaceutical products to select markets across the globe that have particularly stringent manufacturing standards.

Industry Overview

Generic pharmaceutical products provide a safe, effective and cost-efficient alternative to brand pharmaceutical products. The average price of a generic drug prescription in the U.S. in 2006 was approximately $23, while the average price of a brand name drug prescription was $76.

Expenditures on generic pharmaceutical products in the U.S. were approximately $31.0 billion in 2006, making the U.S. the largest national generic pharmaceutical market in the world, accounting for approximately 37% of global expenditures on generic pharmaceuticals. Generic pharmaceutical products accounted for 51% of all prescriptions written in the U.S. in 2006. The prevalence of generic pharmaceutical products in the U.S. is due, in large part, to measures enacted by the federal and state governments over the past 20 years to promote the development of generic products in an effort to control public healthcare costs and expand healthcare coverage. The most important of these initiatives, the Drug Price Competition and Patent Term Restoration Act of 1984, otherwise known as the Waxman-Hatch Act, permits, among other things, generic drugs to enter a brand product market after approval of an ANDA, demonstration of bioequivalence, and expiration, invalidation or circumvention of patents on the corresponding brand drug.

We believe that the U.S. market for generic pharmaceutical products, which is expected to increase in value at an average annual rate of 11.4% over the next five years, will continue to exhibit strong growth for the following reasons:

•	U.S. demographic trends, including the aging of the baby boom generation, the lengthening of average life expectancy and the rising incidence of chronic diseases imply an increase in general pharmaceutical consumption over the coming years;

•	the U.S. generics market is well-positioned to capitalize on cost-cutting initiatives by the federal and state governments, as well as managed care providers, which favor the use of lower-cost generics over branded pharmaceuticals;

•	the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 encourages health care providers to utilize generic pharmaceutical products as a tool to manage public healthcare spending; and

•	Part D of the Medicare Modernization Act, which became effective on January 1, 2006, has enabled Medicare beneficiaries to obtain discounted prescription drug coverage from general private sector providers, which has led to increased usage of pharmaceutical products, a trend which we believe will continue to benefit the generic pharmaceutical industry.

In addition, during the next decade, a significant number of brand pharmaceutical products face expiration of patent protection in the U.S. Wall Street research estimates that the value of brand pharmaceutical products facing patent expiration over the next ten years is approximately $128 billion.

Worldwide expenditures on generic pharmaceutical products were approximately $84 billion in 2006, which represented approximately 11% of the total pharmaceutical market. After the U.S. ($31.0 billion), the largest national markets for generic pharmaceutical products by value in 2006 were Germany ($14.0 billion), India ($6.6 billion), the United Kingdom ($4.7 billion), France ($3.6 billion) and Japan ($3.3 billion). The spending on generic pharmaceutical products in certain international markets, though lesser in value, is expected to grow at a faster rate than in the U.S. In particular, over the next five years, the market for generic pharmaceutical products is expected to increase annually at rates of 25% in Brazil, 24% in Switzerland, 20% in France and 15% in Spain, nations in which the generic drug market currently accounts for less than 15% of the domestic pharmaceutical market.

Generic pharmaceutical products play a particularly important role in India’s pharmaceutical industry. India is the country with the highest penetration of generic pharmaceutical products, which account for more than 70% of its domestic pharmaceutical market. India is also the fourth largest producer of pharmaceuticals worldwide, accounting for approximately 8% of global production by volume. There are 74 U.S. FDA-approved manufacturing facilities in India, making it the country with the most U.S. FDA-approved facilities outside of the U.S. The market for generic pharmaceutical products in India is expected to grow to $9.4 billion in the next five years, a compound annual growth rate of approximately 7.3%.

Business Strategy

Our primary objectives are to maintain and grow our leading position in the U.S. generic pharmaceutical industry, while using our transformational Matrix transaction as a springboard for us to become a worldwide leader in generic, brand and branded generic pharmaceutical products. To achieve this, we are pursuing the following business strategies:

Invest in research and development and leverage our intellectual property expertise to enhance our generic pipeline.  We have invested and will continue to invest heavily in our generic research and development, including $102 million invested in fiscal year 2006. These investments have allowed us to build a robust ANDA pipeline. We will seek to build upon our core competency in the development and management of intellectual property for future product development to evaluate appropriate opportunities to file ANDAs and Paragraph IV ANDA challenges, expanding upon our success in identifying opportunities and obtaining first-to-file or shared exclusivity status. Additionally, we will look to build upon Matrix’s strong record of DMF filings, as well as to leverage the significant investments made by Matrix in research and development capabilities, to further bolster our product pipeline.

Strive for continued manufacturing excellence in order to drive product demand and maintain our position as a reliable supplier of generic pharmaceuticals.  We strive to continue to produce large commercial volumes of a broad portfolio of high quality products. Our large product portfolio, excellent manufacturing and strong compliance record provide us with marketing advantages to serve our customers. The Matrix transaction provides additional manufacturing capacity as well as manufacturing flexibility, both allowing us to better manage industry cycles while optimizing market share and gross margins and affording us the capability to manufacture products in additional categories. Our recently completed expansion and enhancement of our manufacturing facilities will ultimately result in production capacity of more than 30 billion doses annually, more than double the 12.6 billion doses we shipped in fiscal year 2006.

Focus on development and manufacturing of “difficult to develop” and “difficult to manufacture” products.  We intend to continue to expand our formulation expertise with products that are difficult to develop, formulate and manufacture. We believe we have differentiated ourselves in the industry by being a leader in the manufacturing and development of various drugs in this category. We will strive to maintain our advantage over our competitors with our ability to reliably produce commercial quantities of oral solid dosage, controlled-release and transdermal formulation products. We will continue to concentrate our development activities on generic equivalents of brand products with significant U.S. and international sales in specialized or growing markets in areas that offer significant opportunities and other competitive advantages. One such area is anti-retrovirals, in which Matrix is already a significant manufacturer. Matrix is currently the world’s largest supplier of generic anti-retroviral APIs, supplying more than half of the total market for this high-barrier-to-entry product.

Expand our global footprint by leveraging Matrix’s international presence.  Matrix is a well-respected and recognized manufacturer in the rapidly growing Indian pharmaceutical market. Matrix’s presence in South Africa, as well as in the low-cost Chinese market, provides valuable access to several of the world’s fastest growing economies and important emerging pharmaceutical markets. Docpharma is a leading distributor and marketer of generics in Belgium, the Netherlands and Luxembourg, with expansion underway into several other European countries. Docpharma’s presence in Europe’s fragmented pharmaceutical market and experience in its complex regulatory environment provide a launch pad for the creation of a larger Mylan presence in Europe. The ability to distribute products from our broad portfolio into these markets creates substantial additional distribution opportunities for our products, extends their growth cycle and allows for the capture of incremental revenues.

Augment growth opportunities through strategic acquisitions of other companies, products and assets and through other strategic arrangements. We are part of a consolidating industry, and we are continually evaluating various acquisition and other strategic opportunities within the U.S. and abroad. As part of our ongoing growth strategy, we seek to expand our product line through strategic acquisitions of other companies, products and assets, and through joint ventures, licensing agreements or other arrangements. Such acquisitions or other opportunities would likely be aimed at adding new capabilities or technologies to our business, or adding to the breadth and reach of our product portfolio. Additionally, we may pursue the acquisition of branded pharmaceutical products or businesses focused in niche therapeutic areas.

Deepen and enhance vertical integration and supply chain capabilities.  By combining Matrix’s API, pharmaceutical intermediate and drug development businesses with our expertise in finished dosage forms, we believe that we will be able to capture incremental pieces of the value chain through backward vertical integration. Matrix has diverse API capabilities, knowledge of the API patent landscape, expertise in early API development, a low cost structure and strong scientific capabilities. Matrix’s API manufacturing platform provides us with significant cost savings opportunities and enables first in-last out product lifecycles. In addition, Matrix’s finished dosage form pipeline and Docpharma’s existing finished dosage form portfolio combines with ours to expand upon our forms and therapeutic categories. In the aggregate, these capabilities allow us to pursue a broader portfolio of product opportunities more economically.

Leverage our proven technology to develop new products.  We plan to focus on applying our leading, state-of-the-art transdermal technology to the development of new branded products through strategic alliances with brand pharmaceutical companies. We have developed manufacturing processes that have enabled us to become a leader in specialized transdermal delivery technologies. Successful application of these technologies effectively extends product lifespans and improves delivery profiles. We also intend to continue to pursue the development of generic equivalent products that utilize our transdermal patch technologies. Additionally, Matrix contributes its own proven technological processes such as synthetic chemistry, fermentation, biocatalysts, and manufacturing of high potency APIs, the potential of which we plan to explore through the development and production of high-quality pharmaceuticals.

Concurrent Transactions

Concurrently with this offering, we are offering $550 million aggregate principal amount of senior convertible notes due 2012, which we refer to as the convertible notes. To the extent the underwriters sell more than $550 million principal amount of notes, the underwriters have the option to purchase from us up to an additional $50 million principal amount of notes, within 13 days from the date of this prospectus supplement. Upon conversion, we will be required to pay cash equal to the lesser of $1,000 and the conversion value of the notes and to the extent the conversion value of the notes exceeds $1,000, cash or common stock, at our election, with respect to such excess amount. The convertible notes will be offered by a separate prospectus supplement to the prospectus dated February 20, 2007, and these offerings are not conditioned on each other.

In connection with the convertible notes offering, we have entered into respective convertible note hedge and warrant transactions with Merrill Lynch International and JPMorgan Chase Bank, National Association, London Branch (each, a “counterparty” and each an affiliate of an underwriter for the notes). Each convertible note hedge is expected to reduce the potential dilution upon conversion of the notes. We also have entered into respective warrant transactions with each of the counterparties. The warrant transactions could have a dilutive effect on our earnings per share to the extent that the price of our common stock during the measurement period at maturity of the warrants exceeds the strike price of the warrants. We intend to use approximately $73.9 million of the net proceeds from the offering and the convertible notes offering to pay the net cost of the convertible note hedge and warrant transactions. In connection with establishing hedge positions with respect to these transactions, the counterparties may enter into various derivative transactions with respect to our common stock concurrently with, or shortly after, the pricing of the notes.

Other Developments

We intend to increase our available revolving credit facility capacity up to an aggregate of $1 billion either through the amendment of our existing facility or by entering into an additional $300 million revolving credit facility. In addition, as part of this process, we expect to pay down existing borrowings under our current revolving credit facility by entering into a $450 million term loan facility.

Risks of Investment

Any investment in our common stock involves a high degree of risk. You should carefully consider the risks described in “Risk Factors” below and all of the other information contained in this prospectus supplement and the accompanying prospectus before deciding whether to purchase our common stock. In addition, you should carefully consider, among other things, the matters discussed under “Risk Factors” in our quarterly report on Form 10-Q for the period ended December 31, 2006, and in other documents that we subsequently file with the Securities and Exchange Commission, all of which are incorporated by reference to the prospectus accompanying this prospectus supplement. These risks include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Forward-Looking Statements.”

Company Information

We were incorporated in Pennsylvania in 1970. Our common stock is listed on the New York Stock Exchange under the symbol “MYL”. Our principal offices are located at 1500 Corporate Drive, Canonsburg, Pennsylvania 15317 and the telephone number is (724) 514-1800. Our Internet address is www.mylan.com. Information on our website does not constitute part of this prospectus supplement.

The Offering

Common stock offered by us	22,750,000 shares

Common stock to be outstanding after this offering	244,760,397 shares

Use of proceeds	We intend to apply the net proceeds from this offering and our concurrent convertible notes offering as follows:

• approximately $73.9 million (or approximately $80.6 million if the underwriters exercise their overallotment option under the convertible notes offering in full) to pay the net cost of the convertible note hedge and warrant transactions related to our concurrent offering of notes; and

• approximately $889.0 million for general corporate purposes, including research and development, and expansion of our global operations. We are continually evaluating, and may pursue, acquisition, licensing and other strategic opportunities, including those that may be material to our results of operations and financial position.

Dividend policy	We paid a quarterly cash dividend of $0.06 per share of common stock on January 16, 2007. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, compliance with debt instruments, legal requirements and other factors as our board of directors deems relevant.

Concurrent offering of convertible notes	Concurrently with this offering, we are offering by means of a separate prospectus supplement $550,000,000 in aggregate principal amount of 1.25% senior convertible notes due 2012 (or up to an additional $50,000,000 in principal amount of notes if the underwriters exercise in full their option to purchase additional notes to cover overallotments).

The consummation of this offering is not conditioned on the consummation of the offering of the convertible notes and vice versa.

New York Stock Exchange symbol	MYL

Certain U.S. Federal Income Tax Considerations	You should consult your tax advisor with respect to the U.S. federal income tax consequences of owning our common stock in light of your own particular situation and with respect to any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction. See “Certain U.S. Federal Income Tax Considerations for Non-U.S. Holders.”

Risk Factors	See “Risk Factors” beginning on page S-10 of this prospectus supplement and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of the factors you should carefully consider before deciding to invest in our common stock.

Unless otherwise indicated, this prospectus supplement reflects and assumes no exercise by the underwriters of their overallotment option.

Summary Historical Consolidated and Pro Forma Financial Data

You should read the summary historical consolidated financial data and pro forma financial data set forth below in conjunction with “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and the consolidated financial statements and the related notes included in our Annual Report on Form 10-K for the year ended March 31, 2006 and our Quarterly Report on Form 10-Q for the three and nine months ended December 31, 2006, and the unaudited condensed combined pro forma financial statements and the related notes included in our Current Report on Form 8-K/A filed on February 20, 2007, each of which is incorporated by reference in the prospectus accompanying this prospectus supplement. We derived the following summary historical financial statements of earnings data and the summary historical balance sheet data for each of the three years in the period ended March 31, 2006 from our audited consolidated financial statements. We derived the summary historical financial statements of earnings data for the nine months ended December 31, 2005 and 2006 and the summary historical balance sheet data as of December 31, 2006 from our unaudited consolidated financial statements. In our opinion, the unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

Our unaudited pro forma statement of earnings data gives effect to our acquisition of Matrix as if it had been completed on April 1, 2005. Our unaudited pro forma balance sheet data as of December 31, 2006 gives effect to this acquisition as if it had occurred on December 31, 2006. The unaudited pro forma financial data are presented for illustrative purposes and do not purport to represent what the financial position or results of operations would actually have been if the acquisition occurred as of the dates indicated or what such financial position or results of operations would be for any future periods.

The unaudited pro forma financial data were prepared using the purchase method of accounting. The allocation of the purchase price as reflected in the unaudited pro forma financial data has been based upon preliminary estimates of the fair values of assets acquired and liabilities assumed as of the date of the acquisition. Management is currently assessing the fair values of the tangible and intangible assets acquired and liabilities assumed. This preliminary allocation of the purchase price is dependent upon certain estimates and assumptions, which are preliminary and have been made solely for the purpose of developing such unaudited pro forma financial data.

A final determination of the fair value of Matrix’s assets and liabilities will be based on the actual net tangible and intangible assets of Matrix that existed as of the date of completion of the acquisition and such valuations could change significantly upon the completion of further analyses and asset valuations from those used in the unaudited pro forma financial data presented below.

The unaudited pro forma financial data does not include liabilities resulting from integration planning. Amounts preliminarily allocated to goodwill may significantly decrease and amounts allocated to intangible assets with definite lives may increase significantly, which could result in a material increase in amortization expense related to acquired intangible assets. Therefore, the actual amounts recorded as of the completion of the transaction may differ materially from the information presented in the unaudited pro forma financial statements.

						Pro Forma
	Mylan Summary Historical Financial Data					Financial Data
						Nine Months	Twelve Months
				Nine Months Ended		Ended	Ended
	Fiscal Year Ended March 31,			Dec. 31,		Dec. 31,	March 31,
	2004	2005	2006	2005	2006	2006	2006
	(In thousands, except per share amounts)

Statements of Earnings:
Total revenues	$1,374,617	$1,253,374	$1,257,164	$932,618	$1,124,557	$1,363,364	$1,487,434
Cost of sales	612,149	629,834	629,548	465,757	515,736	706,434	856,189

Gross profit	$762,468	$623,540	$627,616	$466,861	$608,821	$656,930	$631,245
Operating expenses:
Research and development	100,813	87,881	102,057	82,807	66,844	81,258	113,941
In-process research and development written off	—	—	—	—	—	—	58,680
Selling, general and administrative	201,612	259,478	225,754	176,060	152,784	216,062	264,852
Impairment loss on goodwill	—	—	—	—	—	25,603	—
Gain on sale of intangible assets	—	—	—	—	—	—	24,137
Litigation settlements, net	(34,758)	(25,990)	12,417	12,407	(46,154)	(46,154)	(9,728)

Total operating expenses	$267,667	$321,369	$340,228	$271,274	$173,474	$276,769	$403,608

Earnings from operations	$494,801	$302,171	$287,388	$195,587	$435,347	$380,161	$227,637
Interest expense	—	—	31,285	19,563	31,292	55,045	52,539
Other income, net	17,807	10,076	18,502	14,420	39,785	36,113	11,117

Earnings before income taxes and minority interest	$512,608	$312,247	$274,605	$190,444	$443,840	$361,229	$186,215
Provision for income taxes	177,999	108,655	90,063	63,552	155,267	135,028	73,356

Net earnings before minority interest	$334,609	$203,592	$184,542	$126,892	$288,573	$226,201	$112,859
Minority interest	—	—	—	—	—	10,717	8,836

Net earnings	$334,609	$203,592	$184,542	$126,892	$288,573	$236,918	$121,695

Earnings per common share
Basic	$1.24	$0.76	$0.80	$0.54	$1.37	$1.08	$0.51
Diluted	$1.21	$0.74	$0.79	$0.53	$1.34	$1.06	$0.50
Weighted average common shares outstanding
Basic	268,931	268,985	229,389	235,946	211,075	219,134	237,448
Diluted	276,318	273,621	234,209	240,409	215,275	223,334	242,268
Cash dividends declared per common share	$0.10	$0.12	$0.24	$0.18	$0.18

					Pro Forma
	Mylan Summary Historical Financial Data				Financial Data
	As of March 31,			As of Dec. 31,	As of Dec. 31,
	2004	2005	2006	2006	2006
	(In thousands)

Selected balance sheet data:
Cash and marketable securities	$696,929	$808,081	$518,127	$466,005	$376,345
Property, plant & equipment, net	$273,051	$336,719	$406,875	$461,653	$631,653
Intangible assets, net	$134,601	$120,493	$105,595	$92,829	$482,829
Total assets	$1,885,061	$2,135,673	$1,870,526	$2,206,648	$3,193,157
Long-term debt, including amounts due within one year	$—	$—	$687,938	$687,000	$1,274,063
Total shareholders’ equity	$1,659,788	$1,845,936	$787,651	$1,101,905	$1,156,328

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this prospectus supplement and the accompanying prospectus before deciding whether to purchase our common stock. In addition, you should carefully consider, among other things, the matters discussed under “Risk Factors” in our Quarterly Report on Form 10-Q for the period ended December 31, 2006, and in other documents that we subsequently file with the Securities and Exchange Commission, all of which are incorporated by reference to the prospectus accompanying this prospectus supplement. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition and results of operations would suffer. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Forward-Looking Statements.”

Risks Related to This Offering

Future sales of our common stock in the public market or the issuance of securities senior to our common stock could adversely affect the trading price of our common stock and our ability to raise funds in new stock offerings.

Sales by us or our shareholders of a substantial number of shares of our common stock in the public markets following this offering and the concurrent transactions, including shares of common stock underlying the convertible debt securities being offered substantially concurrently herewith, or the perception that these sales might occur, could cause the market price of our common stock to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

Because of the net share settlement feature of the convertible debt securities being offered substantially concurrently herewith, it is not possible to determine precisely how many shares of common stock may be issued pursuant to the conversion of the notes, although the number of shares of common stock issuable pursuant to a conversion of $1,000 in principal amount of notes cannot exceed the conversion rate, which is 44.5931 shares of common stock, subject to adjustment. All of the shares of our common stock to be issued pursuant to conversions of the notes by holders who are not our affiliates will be freely tradable by such holders.

We, our directors, certain of our officers and the shareholders who acquired shares of our common stock in a private transaction following the acquisition of Matrix have agreed, with limited exceptions, for a period of 90 days after the date of this prospectus supplement not to, without the prior written consent of Merrill Lynch on behalf of the underwriters, directly or indirectly, offer to sell, sell or otherwise dispose of any shares of our common stock. All of the shares sold in this offering will be freely transferable, except for any shares sold to our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or Securities Act.

We may issue common stock or equity securities senior to our common stock in the future for a number of reasons, including to finance our operations and business strategy, to adjust our ratio of debt-to-equity, to satisfy our obligations upon the exercise of options or for other reasons. We cannot predict the effect, if any, that future sales or issuance of shares of our common stock or other equity securities, or the availability of shares of common stock or such other equity securities for future sale or issuance, will have on the trading price of our common stock.

The convertible note hedge and warrant transactions that we have entered into in connection with the concurrent convertible note transactions may affect the trading price of our common stock.

In connection with the offering of the convertible notes, we have entered into convertible note hedge and warrant transactions with Merrill Lynch International, an affiliate of Merrill Lynch, Pierce, Fenner &

Smith Incorporated, and JPMorgan Chase Bank, National Association, London Branch, an affiliate of J.P. Morgan Securities Inc., each of which we refer to as a counterparty. Each convertible note hedge will be comprised of a purchased call option that is expected to reduce our exposure to the potential equity dilution upon conversion of the convertible notes. We also have entered into warrant transactions with the counterparties pursuant to which we will sell to the counterparties warrants for the purchase of shares of our common stock. Each sold warrant has an exercise price that is 60.0% higher than the price per share of $19.50 at which we offered our common stock in this offering. Together, the convertible note hedge and warrant transactions are expected to provide us with some protection against increases in our stock price over the conversion price per share. We expect to use an aggregate of approximately $73.9 million of the net proceeds of the offering of the convertible notes to fund these hedging transactions. If the underwriters exercise their overallotment option to purchase additional convertible notes, we expect to use a portion of the net proceeds from the sale of the additional notes to enter into an additional convertible note hedge transaction with each of the counterparties. In such event, we would also expect to enter into an additional warrant transaction with each of the counterparties. These transactions, net of any related income tax effects, will be accounted for as an adjustment to our shareholders’ equity.

In connection with establishing hedge positions with respect to these transactions, the counterparties may enter into, or may unwind, various derivatives or purchase or sell our common stock in secondary market transactions following the pricing of the notes, including during any conversion reference period with respect to a conversion of notes. These activities may have the effect of increasing, or preventing a decline, in the price of our common stock concurrently with or following the pricing of the convertible notes which is expected to occur at the same that the common stock offered hereby is priced. In addition, the counterparties are likely to modify their hedge positions from time to time prior to conversion or maturity of the notes by purchasing and selling shares of our common stock, other of our securities, or other instruments, including derivative instruments, that they may wish to use in connection with such hedging. In particular, such hedging modifications may occur during a conversion reference period for the notes. In addition, we intend to exercise our purchased call option whenever notes are converted, although we are not required to do so. In order to unwind any hedge positions with respect to our exercise of the purchased call option, the counterparties would expect to sell shares of common stock in secondary market transactions or unwind various derivative transactions with respect to our common stock during the conversion reference period for the converted notes, all of which could adversely affect the trading price of our common stock or could have the effect of increasing or preventing a decline in the trading price of our common stock.

The effect, if any, of any of these transactions and activities on the market price of our common stock will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could adversely affect the trading price of our common stock. In addition, we do not make any representation that the counterparties will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

The price of our common stock may fluctuate significantly, which could negatively affect us and holders of our common stock.

The trading price of our common stock may fluctuate significantly in response to a number of factors, many of which are beyond our control. For instance, if our financial results are below the expectations of securities analysts and investors, the market price of our common stock could decrease, perhaps significantly. Other factors that may affect the market price of our common stock include announcements relating to significant corporate transactions; fluctuations in our quarterly and annual financial results; operating and stock price performance of companies that investors deem comparable to us; and changes in government regulation or proposals relating to us. In addition, the U.S. securities markets have experienced significant price and volume fluctuations. These fluctuations often have been unrelated to the operating performance of companies in these markets. Market fluctuations and broad market, economic and industry factors may negatively affect the price of our common stock, regardless of our operating performance. You may not be able to sell your shares of our common stock at or above the public offering price, or at all. Any volatility of or a significant decrease in the market price of our common stock could also negatively affect our ability to make acquisitions using common stock. Further, if we were to be the object of securities class action litigation as a result of volatility in our common stock price or for other reasons, it could result in substantial costs and diversion of our management’s attention and resources, which could negatively affect our financial results.

In addition, provisions of our convertible notes could delay or prevent a change in control of Mylan, which could adversely impact the value of our common stock. The repurchase rights set forth in the convertible notes triggered by, among other things, the occurrence of a change of control, and the additional shares of our common stock by which the conversion rate of the convertible notes is increased in connection with such change in control, could discourage a potential acquirer.

The issuance of additional stock in connection with acquisitions or otherwise will dilute all other stockholdings.

After this offering and the concurrent transactions, we will have an aggregate of 231,076,169 shares of common stock authorized but unissued and not reserved for issuance under our option and compensation plans. Subject to certain volume limitations imposed by the New York Stock Exchange, we may issue all of these shares without any action or approval by our shareholders. We intend to continue to actively seek to expand our product line through complementary or strategic acquisitions of other companies, products and assets, and we may issue shares of common stock in connection with those acquisitions. Any shares issued in connection with these activities, the exercise of stock options or otherwise would dilute the percentage ownership held by the investors who purchase our shares in this offering. In addition, we may issue a substantial number of shares of our common stock upon conversion of the convertible notes and/or in connection with the warrant transaction entered into by us in connection therewith.

We are a holding company, and our ability to make dividend payments on our common stock depends on our ability to receive dividends or other distributions from our subsidiaries.

Our operations are conducted through direct and indirect subsidiaries. As a holding company, we own no significant assets other than our equity in our subsidiaries, and our ability to meet our obligations will be dependent on dividends and other distributions or payments from our subsidiaries. The ability of our subsidiaries to pay dividends or make distributions or other payments to us depends upon the availability of cash flow from operations, proceeds from the sale of assets and/or borrowings, and, in the case of non-wholly owned subsidiaries, our contractual arrangements with other equity holders. In the event of bankruptcy proceedings affecting one of these subsidiaries, to the extent we are recognized as a creditor of that entity, our claim could still be junior to any security interest in or other lien on any assets of that entity and to any of its debt and other obligations. We cannot be certain of the future availability of such distributions and the lack of any such distributions may adversely affect our ability to pay dividends on our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus supplement may include forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include, without limitation, statements about our market opportunities, strategies, competition, and expected activities and expenditures and at times may be identified by the use of words such as “may,” “could,” “should,” “would,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “intend,” “continue” and variations of these words or comparable words. Forward-looking statements inherently involve risks and uncertainties. Accordingly, actual results may differ materially from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the risks described under “Risk Factors” in our Quarterly Report on Form 10-Q for the period ended December 31, 2006. Forward-looking statements speak only as of the date on which they are made. We expressly disclaim any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting underwriters’ discounts and estimated offering expenses of approximately $18.7 million, will be approximately $424.9 million (or approximately $488.8 million if the underwriters exercise their overallotment option in full).

We intend to apply the net proceeds from this offering and our concurrent convertible notes offering as follows:

•	approximately $73.9 million (or $80.6 million if the underwriters exercise their overallotment option under the convertible notes offering in full) to pay the net cost of the convertible note hedge and warrant transactions related to our concurrent offering of notes; and

•	approximately $889.0 million for general corporate purposes, including research and development, and expansion of our global operations. We are continually evaluating, and may pursue, various acquisition, licensing and other strategic opportunities including those that may be material to our results of operations and financial position. Such opportunities may be carried out through the purchase of assets from, or joint ventures or license agreements, with other companies, or the acquisition of other companies. Currently, however, we have no binding commitment related to any contemplated future acquisitions or licenses.

One or more of the underwriters of this offering and/or their affiliates will be the counterparties in the convertible note hedge transactions related to our concurrent offering of notes, and will receive the portion of the net proceeds from this offering being applied to those transactions.

DIVIDEND POLICY

We paid a quarterly cash dividend of $0.06 per share of common stock on January 16, 2007. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, compliance with debt instruments, legal requirements and other factors as our board of directors deems relevant. The terms of our indebtedness may also restrict us from paying cash dividends exceeding $0.06 per share on our common stock under some circumstances. In addition, the terms of our indebtedness restrict our ability to pay cash dividends of any amount if an event of default under such indebtedness has occurred and is continuing.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2006:

•	on an actual basis;

•	on a pro forma basis to reflect our acquisition of Matrix, as if it had occurred on December 31, 2006; and

•	on a pro forma as adjusted basis to (i) reflect our acquisition of Matrix, as if it had occurred on December 31, 2006, and (ii) give effect to the following transactions, as if each such transaction had occurred on December 31, 2006:

•	our receipt of proceeds, net of underwriting discounts and estimated fees and expenses of $18.7 million, from this offering;

•	our receipt of proceeds, net of underwriting discounts and estimated fees and expenses of $12.0 million, from our issuance of convertible notes in a principal amount of $550 million as described under “Summary — Concurrent Transactions;”

•	our receipt of proceeds from the warrant transactions; and

•	the cost to us of the convertible note hedge transactions.

This table should be read in conjunction with “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and the consolidated financial statements and notes thereto included in each of our Annual Report on Form 10-K for the year ended March 31, 2006, our Quarterly Report on Form 10-Q for the three and nine months ended December 31, 2006 and the unaudited condensed combined pro forma financial statements and the related notes included in our Current Report on Form 8-K/A filed on February 20, 2007, each of which is incorporated by reference in the prospectus accompanying this prospectus supplement. The following table assumes no exercise of the underwriters’ overallotment option.

	As of December 31, 2006
			Pro Forma
	Actual	Pro Forma	As Adjusted(6)
	(In thousands)

Cash and marketable securities	$466,005	$376,345	$1,265,300

Debt:
Credit facility(1)	$187,000	$450,000	$450,000
Senior notes(2)	500,000	500,000	500,000
Other(3)	—	324,063	324,063
Convertible notes(4)	—	—	550,000

Total debt	$687,000	$1,274,063	$1,824,063
Shareholders’ equity:
Preferred stock, $0.50 par value: 5,000,000 shares authorized; none issued	—	—	—
Common stock, $0.50 par value: Authorized 600,000,000 shares; 213,098,838 issued and outstanding(5)	156,064	156,064	167,439
Additional paid-in capital	483,175	506,221	886,231
Retained earnings	2,189,473	2,080,155	2,080,155
Accumulated other comprehensive earnings	2,238	2,238	2,238
Less: Treasury stock at cost	(1,729,045)	(1,588,350)	(1,588,350)

Total shareholders’ equity	$1,101,905	$1,156,328	$1,547,713

Total capitalization	$1,788,905	$2,430,391	$3,371,776

(1)	We maintain a $700 million senior unsecured revolving credit facility maturing July 24, 2011. At December 31, 2006, approximately $187 million of borrowings were outstanding under the credit facility, and such borrowings bore interest at a rate equal to LIBOR plus 0.50% per annum, which equates to 5.88%, at such date. On a pro forma basis, an additional $263 million was borrowed to finance the acquisition of Matrix. The interest rate on these additional borrowings was also 5.88% at December 31, 2006.

(2)	Existing senior notes comprised of $150 million aggregate principal amount of 5.750% senior notes due 2010 and $350 million aggregate principal amount of 6.375% senior notes due 2015.

(3)	Other represents the long-term debt and short-term borrowings of Matrix assumed as part of the acquisition.

(4)	New issue of senior convertible notes due 2012 offered concurrently.

(5)	Approximately 8.1 million shares of Mylan common stock were issued to certain shareholders in a private transaction following the acquisition of Matrix. On a pro forma basis, 221,156,979 shares are issued and outstanding. The issuance of $443.6 million of common stock results in an estimated 243,906,979 shares of common stock issued and outstanding on a pro forma as adjusted basis.

(6)	Reflects issuance of approximately $443.6 million of common stock offered hereby and $550 million aggregate principal amount of convertible notes issued concurrently herewith. Neither offering is conditioned on the other. The net cost of the convertible note hedge and warrant transactions, net of related income tax effects of $40.4 million, is included in additional paid-in capital.

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS

The following is a general discussion of the principal U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual citizen or resident of the U.S.;

•	a corporation or partnership created or organized in or under the laws of the U.S., any state thereof or the District of Columbia, other than a partnership treated as a foreign person under U.S. Treasury regulations;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons, within the meaning of section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the “Code”), have authority to control all substantial decisions of the trust.

An individual may be treated as a resident of the U.S. in any calendar year for U.S. federal income tax purposes, by, among other ways, being present in the U.S. on at least 31 days in that calendar year and for an aggregate of at least 183 days during the three year period that includes the current calendar year and the two immediately preceding calendar years. For purposes of this calculation, one would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year.

This discussion does not consider:

•	U.S. state, local or non-U.S. tax consequences;

•	special tax rules that may apply to particular non-U.S. holders in light of their individual circumstances, including partnerships (the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level);

•	the tax consequences for the shareholders, partners or beneficiaries of a non-U.S. holder;

•	special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers and traders in securities; or

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment.

The following discussion is based on provisions of the Code, the U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations, all as in effect on the date of this prospectus supplement, and all of which are subject to change, retroactively or prospectively. The following discussion also assumes that a non-U.S. holder holds our common stock as a capital asset within the meaning of section 1221 of the Code.

EACH NON-U.S. HOLDER SHOULD CONSULT ITS TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

Dividends

Any distributions of cash or other property we pay to a non-U.S. holder of our common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), generally will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected dividends with the non-U.S. holder’s trade or business in the U.S., generally will be subject to U.S. federal withholding tax at a 30% rate on the gross amount of the dividend, or such lower rate as may be provided by an applicable income tax treaty, provided that the non-U.S. holder furnishes to us proper certification of the applicability of such income tax treaty. Distributions in excess of our current and accumulated earnings and profits (as determined under U.S. federal income tax principles) will first constitute a return of capital that is applied against and reduces the non-U.S. holder’s adjusted tax basis in our common stock, and thereafter will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under “Gain on Disposal of Common Stock” below.

Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the U.S. or, if provided in an applicable income tax treaty, dividends that are attributable to a permanent establishment in the U.S. are not subject to the U.S. federal withholding tax, but are instead taxed in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, dividends received by a corporate non-U.S. holder that are effectively connected with the conduct of a trade or business in the U.S. may be subject to a branch profits tax at a 30% rate, or at a lower rate if provided by an applicable income tax treaty.

Gain on Disposal of Common Stock

A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

•	the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the U.S. for 183 days or more during the taxable year of the disposition and meets certain other conditions (though any such person generally will be treated as a resident of the U.S.);

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. or, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

We have determined that we are not, and we believe we will not become, a U.S. real property holding corporation.

Individual non-U.S. holders who are subject to U.S. tax because the holder was present in the U.S. for 183 days or more during the year of disposition are taxed on their gains (including gains from sale of our common stock and net of applicable U.S. losses from sale or exchanges of other capital assets incurred during the year) at a flat rate of 30%. Other non-U.S. holders who may be subject to U.S. federal income tax on the disposition of our common stock will be taxed on such disposition in the same manner in which citizens or residents of the U.S. would be taxed.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. Legislation enacted in 2001 under the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”) increased the size of estates exempt from the federal estate tax and phases in additional increases between 2002 and 2009. EGTRRA also phases in reductions in the federal estate tax rate between 2002 and 2009 and repeals the federal estate tax entirely in 2010. Under EGTRRA, the federal estate tax will be reinstated, without the increased exemption or reduced rate, in 2011 and thereafter.

Information Reporting and Backup Withholding

In general, backup withholding will not apply to dividends on our common stock paid by us or our paying agents, in their capacities as such, to a non-U.S. holder if the holder has timely and accurately provided the required certification that it is a non-U.S. holder and neither we nor our paying agents have actual knowledge that the holder is a U.S. holder. Generally, we must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if no tax was required to be withheld. A similar report is sent to the recipient of the dividend.

In general, backup withholding and information reporting will not apply to proceeds from the disposition of common stock paid to a non-U.S. holder if the holder has timely and accurately provided the required certification that it is a non-U.S. holder and neither we nor our paying agents have actual knowledge that the holder is a U.S. holder.

Any amounts over-withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided that certain required information is timely and accurately furnished to the IRS.

NON-U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE INFORMATION REPORTING AND BACKUP WITHHOLDING RULES TO THEM.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

Number
Underwriters	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated	10,486,126
J.P. Morgan Securities Inc.	5,646,376
Citigroup Global Markets Inc.	1,329,963
ABN AMRO Rothschild LLC	809,421
Mitsubishi UFJ Securities International plc	809,421
PNC Capital Markets LLC	809,421
BNY Capital Markets, Inc.	404,818
HSBC Securities (USA) Inc.	404,818
NatCity Investments, Inc.	404,818
SunTrust Capital Markets, Inc.	404,818
Janney Montgomery Scott LLC	155,000
Ladenburg Thalmann & Co. Inc.	155,000
Leerink Swann & Company	155,000
Maxim Group LLC	155,000
Oppenheimer & Co. Inc.	155,000
Susquehanna Financial Group, LLLP	155,000
WBB Securities, LLC	155,000
Wedbush Morgan Securities Inc.	155,000

22,750,000

The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $.46 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of an option to purchase up to an additional 3,412,500 shares of our common stock from us in the offering. See “— Overallotment Option.”

	Per Share	Without Option	With Option

Public offering price	$19.50	$443,625,000	$510,168,750
Underwriting discount attributable to us	$.78	$17,745,000	$20,406,750
Proceeds, before expenses, to us	$18.72	$425,880,000	$489,762,000

The expenses of this offering, not including the underwriting discount, are estimated at approximately $1 million and are payable by us.

Overallotment Option

We have granted options to the underwriters to purchase up to 3,412,500 additional shares at the public offering price less the underwriting discount from us. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our directors, certain of our officers and the shareholders who acquired shares of our common stock in a private transaction following the acquisition of Matrix have agreed not to sell or transfer any common stock for 90 days after the date of this prospectus supplement (subject to certain exceptions) without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly offer, sell, contract to sell, pledge or otherwise dispose of any common stock, request or demand that we file a registration statement related to the common stock, or enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock, except that it does not apply to any transactions involving any repurchase or conversion of the notes being offered concurrently herewith.

New York Stock Exchange Listing

The shares are listed on the New York Stock Exchange under the symbol “MYL”.

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

Neither we, other individuals or entities nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we, other individuals or entities nor any of the underwriters makes any representation that the representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Securities

In connection with the offering, the underwriters or securities dealers may distribute this prospectus supplement and the accompanying prospectus by electronic means, such as e-mail. In addition, Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus supplement and accompanying prospectus is available on the Internet web site maintained by Merrill Lynch. Other than the prospectus supplement and accompanying prospectus in electronic format, the information on Merrill Lynch’s web site is not part of this prospectus supplement or the accompanying prospectus.

Compliance with Non-U.S. Laws and Regulations

Each underwriter intends to comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers shares of our common stock or has in its possession or distributes the prospectus.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of common shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the common shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of common shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of common shares to the public” in relation to any common shares in any Relevant Member State means the communication in any form and by an means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe for the common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter acknowledges and agrees that:

(i) (a) it is a person whose ordinary activities involve it acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (b) it has not offered or sold and will not offer or sell the common shares other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the common shares would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000, or the FSMA, by the issuer;

(ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the common shares in circumstances in which Section 21 (1) of the FSMA does not apply to the issuer; and

(iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common shares in, from or otherwise involving the United Kingdom.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling with Article 19(5) of the Financial Services and Markets Act of 2000 (Financial Promotion) Order 2005, which we refer to as the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). The common shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Italy

The offering of the common shares has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Societá e las Borsa, or CONSOB) pursuant to Italian securities legislation and, accordingly, has represented and agreed that the common shares may not and will not be offered, sold or delivered, nor may or will copies of the prospectus or any other documents relating to the common shares be distributed in Italy; except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, which we refer to as Regulation No. 11522, or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998, which we refer to as the Financial Service Act, and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of the common shares or distribution of copies of the prospectus or any other document relating to the common shares in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended, which we refer to as the Italian Banking Law, Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing the common shares in the offering is solely responsible for ensuring that any offer or resale of the common shares it purchased in the offering occurs in compliance with applicable laws and regulations.

The prospectus and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the Financial Service Act and Article 33, first paragraph of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive. The provisions under the heading “European Economic Area” above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospective Directive.

Japan

The underwriters will not offer or sell any of the common shares directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Hong Kong

The underwriters and each of their affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, the common shares other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32 of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or else-where any advertisement, invitation or document relating to the notes which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Singapore

This offering circular or any other offering material relating to the common shares has not been and will not be registered as a prospectus with the Monetary Authority of Singapore, and the common shares will be offered in Singapore pursuant to exemptions under Section 274 and Section 275 of the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”). Accordingly the common shares may not be offered or sold, or be the subject of an invitation for subscription or purchase, nor may this offering circular or any other offering material relating to the common shares be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, (b) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. Affiliates of one or more of the underwriters in this offering are lenders under our credit facility or the credit facilities of Matrix.

In addition, in connection with the issuance of the convertible debt securities expected to be offered substantially concurrently herewith, we have entered into convertible note hedge and warrant transactions with Merrill Lynch International and JPMorgan Chase Bank, National Association, London Branch, each of which we refer to as a counterparty. Each convertible note hedge will be comprised of a purchased call option that is expected to reduce our exposure to potential dilution upon the conversion of the notes. We also have entered into warrant transactions with the counterparties pursuant to which we will sell to the counterparties warrants for the purchase of shares of our common stock. Each sold warrant has an exercise price that is 60.0% higher than the price per share of $19.50 at which we sold our common stock in this offering. Together, the convertible note hedge and warrant transactions are expected to provide us with some protection against increases in our stock price over the conversion price per share. If the underwriters’ overallotment option is exercised in whole or in part, we intend to enter into additional convertible note hedge and warrant transactions with the counterparties. We will use an aggregate of approximately $73.9 million of the net proceeds of the offering of the notes to fund the net cost of these hedging transactions. In connection with these transactions, the counterparties to these transactions:

•	are expected to enter into, or may unwind, various derivative transactions with respect to our common stock in following the pricing of the notes; and

•	may enter into, or may unwind, various derivatives or purchase or sell our common stock in secondary market transactions following the pricing of the notes, including during any conversion reference period with respect to a conversion of notes.

These activities may have the effect of increasing, or preventing a decline in, the market price of our common stock concurrently with or following the pricing of the notes. In addition, any hedging transactions by the counterparties following the pricing of the notes, including during any conversion reference period, may have an adverse impact on the trading price of our common stock. The counterparties are likely to modify their hedge positions from time to time prior to conversion or maturity of the notes by purchasing and selling shares of our common stock, other of our securities, or other instruments, including derivative instruments, that they may wish to use in connection with such hedging. In particular, such hedging modifications may occur during a conversion reference period, which may have a negative effect on the conversion value of those notes and our common stock. In addition, we intend to exercise our purchased call option whenever convertible debt securities are converted, although we are not required to do so. In order to unwind any hedge positions with respect to our exercise of the purchased call option, the counterparties would expect to sell shares of common stock in secondary market transactions or unwind various derivative transactions with respect to our common stock during the conversion reference period for the converted notes. See “Purchase of Convertible Note Hedge and Sale of Warrant” in the convertible prospectus expected to be filed substantially concurrently herewith.

LEGAL MATTERS

The validity of our common stock offered in this offering and certain other legal matters will be passed upon for us by Kristin A. Kolesar, Senior Corporate and Compliance Counsel of Mylan Laboratories Inc., and Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Ms. Kolesar is a participant in various employee benefit plans offered by us to our employees generally. Certain legal matters will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

MYLAN LABORATORIES INC.

Debt Securities
Preferred Stock
Common Stock

Mylan Laboratories Inc., from time to time, may offer to sell, issue and sell senior or subordinated debt securities, preferred stock and common stock. In addition, selling shareholders to be named in a prospectus supplement may offer, from time to time, shares of our common stock. The debt securities and preferred stock may be convertible into or exercisable or exchangeable for our common stock, our preferred stock, our other securities or the debt or equity securities of one or more other entities. The debt securities may be guaranteed by one or more of our subsidiaries. Our common stock is listed on the New York Stock Exchange and trades under the symbol “MYL”.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered will be described in a supplement to this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated February 20, 2007

In this prospectus, except as otherwise indicated, “Mylan,” “we,” “our,” and “us” refer to Mylan Laboratories Inc. and its consolidated subsidiaries (including Matrix Laboratories Limited, effective January 8, 2007). References herein to a fiscal year mean the fiscal year ended March 31.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf process, we may from time to time sell any combination of the securities described in this prospectus in one or more offerings, and selling shareholders to be named in a prospectus supplement may, from time to time, sell common stock in one or more offerings.

This prospectus provides you with a general description of the securities that we may offer as well as the shares of common stock that selling shareholders may offer. Each time we sell securities or selling shareholders sell shares of common stock, we will provide a prospectus supplement that contains specific information about the terms of that offering. The prospectus supplement may also add information to this prospectus or update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read carefully this prospectus and any prospectus supplement together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may inspect without charge any documents filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public through the SEC’s website at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus is part of the registration statement and does not contain all the information in the registration statement. You will find additional information about us in the registration statement. Any statement made in this prospectus concerning a contract or other document of ours is not necessarily complete, and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter. Each such statement is qualified in all respects by reference to the document to which it refers. You may inspect without charge a copy of the registration statement at the SEC’s Public Reference Room in Washington D.C., as well as through the SEC’s website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” documents we file with the SEC into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered part of this prospectus. Any statement in this prospectus or incorporated by reference into this prospectus shall be automatically modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in a subsequently filed document that is incorporated by reference in this prospectus modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We incorporate by reference into this prospectus the documents listed below and all documents we subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, prior to the completion of the offering of all securities covered by the respective prospectus supplement:

•	our Annual Report on Form 10-K for the year ended March 31, 2006, filed on May 16, 2006;

ii

•	our Quarterly Reports on Form 10-Q for the periods ended June 30, 2006, September 30, 2006 and December 31, 2006, filed on July 28, 2006, November 3, 2006 and February 8, 2007, respectively;

•	our Current Reports on Form 8-K filed on April 7, 2006, July 26, 2006 with respect to items 1.01, 1.02, 2.03 and 9.01, September 1, 2006, December 21, 2006, January 10, 2007, as amended on February 20, 2007, February 1, 2007, with respect to Item 5.02, and February 20, 2007;

•	our Definitive Proxy Statement on Schedule 14A filed on June 27, 2006; and

•	the description of our common stock set forth in our Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act on April 3, 1986, including any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing or telephoning us at:

Mylan Laboratories Inc.
1500 Corporate Drive
Canonsburg, Pennsylvania 15317
Attention: Investor Relations
Telephone: (724) 514-1800

You should rely only on the information contained in, or incorporated by reference into, this prospectus. We have not authorized anyone to provide you with different or additional information. We are not offering to sell or soliciting any offer to buy any securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or in any document incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein may include forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include, without limitation, statements about our market opportunities, strategies, competition, and expected activities and expenditures and at times may be identified by the use of words such as “may,” “could,” “should,” “would,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “intend,” “continue” and variations of these words or comparable words. Forward-looking statements inherently involve risks and uncertainties. Accordingly, actual results may differ materially from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the risks described under “Risk Factors” in Item 1A of our Annual Report on Form 10-K for the fiscal year ended March 31, 2006 and our Quarterly Reports on Form 10-Q for the periods ended June 30, 2006, September 30, 2006 and December 31, 2006. Forward-looking statements speak only as of the date on which they are made. We expressly disclaim any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

iii

MYLAN LABORATORIES INC.

We are a leading pharmaceutical company and have developed, manufactured, marketed, licensed and distributed generic, brand and branded generic pharmaceutical products for more than 45 years. We are one of the largest manufacturers of generic pharmaceuticals in the U.S. with more than 240 million prescriptions dispensed during the twelve months ended September 30, 2006, the third most of any company, and representing approximately 7% of all prescriptions dispensed in the U.S. Our product portfolio is one of the largest among all U.S. generic pharmaceutical companies, consisting of approximately 160 products. In fiscal year 2006, our last completed fiscal year, we had total revenues of $1.26 billion and net income of $185 million. Through the first nine months of fiscal year 2007, we had total revenues of $1.12 billion and net income of $289 million. Over the past 20 years, our net revenues had a compound annual growth rate of approximately 15%.

We derive, through our subsidiary, Mylan Pharmaceuticals Inc., or MPI, the majority of our generic product revenues primarily from the sale of solid oral dosage pharmaceuticals in nearly 50 therapeutic categories. Our wholly-owned subsidiary, UDL Laboratories, Inc., or UDL, packages and markets pharmaceuticals, in unit dose formats, for use primarily in hospitals, nursing homes and other institutions. UDL is the largest unit dose packager in the U.S., having shipped approximately 700 million doses in fiscal year 2006. Our generic business is further augmented by our wholly-owned subsidiary, Mylan Technologies Inc., or MTI, which is focused on the research, development, manufacture and sale of transdermal patch technologies and products. MTI has developed and manufactured more generic transdermal products than any other company in the U.S.

Mylan is a fully integrated pharmaceutical company with capabilities in research, development, regulatory and legal matters, manufacturing, and distribution. In fiscal year 2006, MPI and MTI manufactured more than 95% of all doses we sold. We invest in generic research and development and use our intellectual property expertise to continue to grow our product pipeline. In order to differentiate our products in the marketplace and improve profitability, our product development process targets difficult to develop or manufacture products that benefit from our skills in the development and manufacturing of controlled-release and transdermal pharmaceuticals.

We achieved our position of leadership in the generic industry through our demonstrated ability to obtain Abbreviated New Drug Application, or ANDA, approvals, our quality control driven largely by our manufacturing excellence, and our ability to consistently deliver large scale commercial volumes to our customers, who are some of the largest pharmaceutical distributors and retail pharmacy chains in the U.S.

On January 8, 2007, we acquired approximately 51.5% of the outstanding shares of Matrix Laboratories Limited, or Matrix, a public limited company listed on the Bombay Stock Exchange and National Stock Exchange of India. This followed our acquisition of 20% of Matrix’s outstanding shares through a public offer in India completed on December 21, 2006. We now own approximately 71.5% of the voting share capital of Matrix, and, as of January 8, 2007, Matrix is a consolidated subsidiary of Mylan.

Matrix is engaged in the manufacture of active pharmaceutical ingredients, or APIs, and solid oral dosage products. Matrix is the world’s second largest API manufacturer with respect to the number of drug master files, or DMFs, filed with regulatory agencies, with more than 165 APIs in the market or under development. Matrix is one of the fastest growing API manufacturers in India, with a focus on regulated markets such as the United States and the European Union. Matrix has a wide range of products in multiple therapeutic categories and focuses on developing APIs with non-infringing processes to partner with generic manufacturers in regulated markets at market formation. In Europe, Matrix operates through Docpharma, its wholly-owned subsidiary and a leading distributor and marketer of branded generic pharmaceutical products in Belgium, the Netherlands and Luxembourg. Matrix also has investments in companies in China, South Africa and India.

We were incorporated in Pennsylvania in 1970. Our common stock is listed on the New York Stock Exchange under the symbol “MYL”. Our principal offices are located at 1500 Corporate Drive, Canonsburg, Pennsylvania 15317 and the telephone number is (724) 514-1800. Our Internet address is www.mylan.com. Information on our website does not constitute part of this prospectus.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities as set forth in the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, we will not receive any proceeds from the sale of shares of our common stock by any selling shareholder named in such prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated.

Nine Months Ended	Fiscal Year Ended March 31,
December 31, 2006	2006	2005	2004	2003	2002

13.21	8.56	—	—	—	—

For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income before provision for income taxes and before adjustment for losses or earnings from equity investments plus fixed charges and dividends received from equity investments. Fixed charges consist of interest charges (whether expensed or capitalized), amortization of debt expense and that portion of rental expense we believe to be representative of interest. Note that prior to our fiscal year ended March 31, 2006, interest charges and that portion of rental expense representative of interest were immaterial.

As of the date of this prospectus, we have not issued any shares of preferred stock.

DESCRIPTION OF CAPITAL STOCK

Set forth below is a summary description of all the material terms of our capital stock. For more information, please see our amended and restated articles of incorporation, or the articles, which are incorporated by reference to the registration statement of which this prospectus forms a part as Exhibit 3.1.

Authorized Shares

We have an authorized capital stock of 605,000,000 shares of consisting of: (1) 600,000,000 shares of common stock, par value $0.50 per share, and (2) 5,000,000 shares of preferred stock, par value $0.50 per share. The authorized shares of preferred stock are issuable from time to time in one or more series on the terms set by the resolution or resolutions of our board of directors providing for the issuance thereof. Each series of preferred stock would have such number, dividend rate (which might or might not be cumulative), voting rights, liquidation preferences, redemption and sinking fund provisions, conversion or exchange rights or other rights and preferences, if any, as our board of directors may determine, subject to the Pennsylvania Business Corporation Law of 1988, as amended, or BCL.

Voting Rights

General.  All voting power of our shares belongs exclusively to the holders of our common stock, except for such voting rights as may be granted to the holders of any preferred stock to be issued by us under our articles or in the resolutions of our board of directors establishing any such series, or as otherwise required by law. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a shareholder vote and do not have cumulative voting rights in the election of directors. The absence of cumulative voting means that a nominee for director must receive the votes of a plurality of the shares voted in order to be elected and that the holders of a majority of the shares voting for the election of directors can elect the entire board of directors.

Transactions with an Interested Person.  The articles require that certain transactions between us and an “interested person” be approved by the affirmative votes of the holders of 75% of our outstanding common stock. An “interested person” is defined by the articles to mean any person who beneficially owns 10% or more of our outstanding common stock.

The transactions subject to this special vote requirement include (1) any merger or consolidation to which we and an interested person are parties, (2) any sale, lease, exchange or other disposition of all of substantially all of our consolidated assets to an interested person, (3) the adoption of any plan or proposal for our liquidation or dissolution under which the rights of an interested person differ from those accorded to other holders of our common stock, or (4) any transaction of a character described in (1), (2) or (3) involving an “affiliate” or “associate” of an interested person or an associate of any such affiliate. For purposes of this provision, (a) an “affiliate” of a person is another person that directly or indirectly controls, is controlled by or is under common control with such person and (b) an “associate” of a person is (i) any corporation or organization of which such person is an officer, partner or the beneficial owner of 10% or more of any class of equity securities, (ii) any trust or estate in which such person has a 10% or greater beneficial interest or for which such person serves as trustee or in a similar capacity; or (iii) any relative or spouse of such person, or relative of such spouse, who has the same residence as such person.

This special shareholder vote requirement does not apply to any transaction which is (1) approved by the vote of not less than a majority of our board of directors prior to the time the interested person involved in the transaction became an interested person or (2) approved prior to consummation by the vote of not less than a majority of our board of directors disregarding the vote of any director who is the interested person involved in the transaction, an affiliate, associate or agent of such interested person or an associate or agent of any such affiliate.

Shareholder Action — Meetings and Special Meetings.  Our Second Amended and Restated Bylaws, or the bylaws, provide that an annual meeting of shareholders will be held on the last Friday of July or such other date and time fixed by the board of directors. Special meetings of shareholders may be called at any time by the chairman of our board of directors or by two-thirds of the board of directors. Business transacted at such annual and special meetings must meet certain requirements specified by our bylaws, which are incorporated by reference to the registration statement of which this prospectus forms a part as Exhibit 3.2.

Amendment of Articles and Bylaws.  Any amendment to the articles provisions described under “Transactions with an Interested Person” above would require approval by the affirmative votes of the holders of 75% of the outstanding shares of common stock. By statute, any amendment to any other provision of the articles or any amendment of the bylaws by the shareholders would require approval by a majority of the votes cast on the proposed amendment at a meeting of shareholders at which a quorum of a majority of the voting power of the voting stock was present. Except as to matters for which a shareholder vote is required by statute, our board of directors may also amend the bylaws without shareholder approval by a majority vote of the directors present and voting at a meeting at which a quorum is present.

Board of Directors

The number of directors which constitute the full board of directors may be not be less than three, provided that if all the shares of the Company shall be owned beneficially and of record by either one or two shareholders, the number of directors may be less than three but not less than the number of shareholders, with the exact number to be fixed by our board of directors or the shareholders. Except as otherwise required by law, vacancies on our board of directors caused by the death, resignation or removal of a director may be filled by appointment thereto by the chairman of our board of directors, or in his absence, by the vice chairman of the board of directors, and such director so appointed shall serve for the unexpired term of the director causing such vacancy.

Nomination of Director Candidates.  Our bylaws require that any shareholder intending to nominate a candidate for election as a director must give written notice of the nomination, containing certain specified information, to our secretary not later than 120 days prior to the anniversary date of the immediately preceding annual shareholder meeting (provided that such meeting is called for a date within 25 days of such anniversary date) or, in the case of a special meeting of shareholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on the earlier of the first date notice or other public disclosure of such meeting.

Shareholder Rights Plan

We have established a shareholder rights plan under which each share of common stock presently outstanding or which is issued hereafter prior to the “distribution date,” defined below, is granted one preferred share purchase right, or a right. Each right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.50 per share, or Series A Preferred Stock, or, in certain circumstances, shares of common stock, other securities, and/or cash or other property, at a purchase price of $90 per share of Series A Preferred Stock (or, when applicable, common stock, securities, cash, and/or other property), subject to adjustment. The complete terms and conditions of the rights are set forth in a rights agreement between us and American Stock Transfer & Trust Company, as rights agent, as amended through December 19, 2005, or the Rights Agreement, which is referenced as Exhibits 4.2(a)-(f) hereto.

Until a distribution date occurs, the rights will be evidenced by the certificate for the shares of our common stock to which they are attached, and the transfer of any certificate for common stock will also constitute the transfer of the rights attached to such shares. The rights will detach from the outstanding shares of our common stock and separate right certificates will be issued when there is a distribution date, and thereafter the right certificates alone will represent the rights. The rights are not exercisable until the distribution date and will expire at the close of business on August 13, 2014 (the “final expiration date”), unless the final expiration date is extended or unless the rights are earlier redeemed or exchanged by us, in each case.

A “distribution date” will occur on (i) the tenth day following a public announcement that a person has become an acquiring person (the date of such public announcement being the “shares acquisition date”), or (ii) if earlier, the tenth business day (or such later date as may be determined by our board of directors prior to such time as any person becomes an acquiring person) following the commencement or announcement of a tender or exchange offer that would result in a person or group of affiliated or associated persons becoming the beneficial owner of 15% or more of the outstanding shares of common stock.

An “acquiring person” is a person or group of affiliated or associated persons that beneficially owns 15% or more of the outstanding shares of common stock but does not include (1) us, our subsidiaries, any of our or our subsidiaries’ employee benefit plans, or any entity holding shares of common stock pursuant to the terms of any such plan; (2) any person or group that becomes the beneficial owner of 15% or more of the outstanding shares of common stock solely as a result of the acquisition of common stock by us, unless such person or group thereafter acquires additional shares of common stock; or (3) subject to certain conditions set forth in the Rights Agreement, a person that otherwise would have become an acquiring person as a result of an inadvertent acquisition of 15% or more of the outstanding shares of common stock.

The purchase price payable upon exercise of the rights and the number of shares of Series A Preferred Stock (and the amount of other securities and/or property, if any) issuable upon exercise of the rights are subject to adjustment from time to time to prevent dilution in the event that (i) there is a stock dividend on, or a subdivision, combination, or reclassification of the Series A Preferred Stock, or (ii) the holders of Series A Preferred Stock are granted certain options, warrants, or rights to subscribe for or purchase shares of Series A Preferred Stock (or equivalent preferred stock) or securities convertible into Series A Preferred Stock (or securities convertible into equivalent preferred stock) at a price less than the current market price of Series A Preferred Stock, or (iii) any evidences of indebtedness or assets (other than regular quarterly cash dividends or dividends payable in shares of Series A Preferred Stock) or any subscription rights or warrants (other than rights, options, or warrants of the type referred to in clause (ii) of this paragraph) are distributed to the holders of Series A Preferred Stock.

Subject to certain exceptions as set forth in the Rights Agreement, no adjustment in the purchase price will be required until the cumulative adjustments amount to 1% of the purchase price. The number of outstanding rights and the number of one one-thousandths of a share of Series A Preferred Stock issuable upon exercise of each right are also subject to adjustment in the event of a stock split of the common stock or a stock dividend on the shares of common stock payable in shares of common stock or subdivisions, consolidations, or combinations of the shares of common stock occurring, in any such case, prior to the distribution date. No fractional shares of Series A Preferred Stock (other than fractions that are integral multiples of one one-thousandths of a share of Series A Preferred Stock, which, at our election, may be evidenced by depository receipts) will be issued upon exercise of the rights, but, in lieu thereof, a cash adjustment will be paid to the holder of the exercised rights based on the market price of the Series A Preferred Stock on the last trading date prior to the date of exercise.

Shares of Series A Preferred Stock purchasable upon exercise of the rights will not be redeemable. The dividend, liquidation, and voting rights, and non-redemption features of the Series A Preferred Stock are designed so that the value of a one one-thousandth interest in a share of Series A Preferred Stock purchasable upon exercise of each right should approximate the value of one share of our common stock. Each whole share of Series A Preferred Stock will be entitled to receive a quarterly preferential dividend equal to the greater of (a) $1.00 or (b) 1000 times the dividend declared with respect to each share of our common stock. In the event of liquidation, the holders of each whole share of Series A Preferred Stock will be entitled to receive a preferential liquidation payment equal to the greater of (1) $1000.00 or (2) 1000 times the payment made per share of common stock. Each share of Series A Preferred Stock will have 1000 votes, voting together with the shares of our common stock. Finally, in the event of any merger, consolidation, or other transaction in which shares of our common stock are exchanged for or changed into other stock or securities, cash, and/or other property, each share of Series A Preferred Stock will be entitled to receive 1000 times the amount received per share of our common stock. These rights and preferences are protected by customary anti-dilution provisions.

Once a person has become an acquiring person, all rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an acquiring person will be null and void. In the event that any person becomes an acquiring person, proper provision shall be made so that each holder of a right (other than a right that is or was beneficially owned by an acquiring person that has become null and void pursuant to the terms of the Rights Agreement), shall thereafter have the right to receive upon exercise of such right that number of shares of common stock (or, in certain circumstances, Series A Preferred Stock, or other securities, property and/or cash) having a value equal to two times the then-current purchase price.

In the event that, at any time after a person becomes an acquiring person, (1) we are acquired in a merger or other business combination, or (2) 50% or more of the assets or earning power of us and our subsidiaries (taken as a whole) is sold or otherwise transferred, proper provision will be made so that each holder of a right (other than a right that is or was beneficially owned by an acquiring person that has become null and void pursuant to the terms of the Rights Agreement) shall thereafter have the right to receive upon exercise of such right, in lieu of shares of Series A Preferred Stock, shares of common stock of the acquiror then having a current market value equal to two times the then-current purchase price.

At any time prior to the shares acquisition date, our board of directors may redeem the rights in whole, but not in part, at a price of $0.001 per right, subject to adjustment (the “redemption price”). The redemption of the rights may be made effective at such time, on such basis, and with such conditions as the board of directors in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

At any time after any person becomes an acquiring person, and prior to the time any person (other than us, our subsidiaries, any of our or our subsidiaries’ employee benefit plan, and any entity holding shares of common stock pursuant to the terms of any such plan) becomes the beneficial owner of 50% or more of the outstanding shares of our common stock, we may, at the option and election of our board of directors, exchange shares of our common stock (or in certain circumstances, shares of Series A Preferred Stock) for all or any part of the then-outstanding and unexercised rights (other than rights that are or were beneficially owned by an acquiring person that have become null and void pursuant to the terms of the Rights Agreement) at an exchange rate of one share of our common stock (or in certain circumstances, one one-thousandth of a share of Series A Preferred Stock) per right, appropriately adjusted to reflect any stock dividend, stock split, reverse stock split, or other similar transaction that occurred after August 22, 1996.

The terms of the rights may be amended by our board of directors without the consent of the holders of the rights, except that from and after the close of business on the tenth calendar day following the shares acquisition date no such amendment may adversely affect the interests of the holders of the rights (other than rights that are or were beneficially owned by an acquiring person that have become null and void pursuant to the terms of the Rights Agreement) and provided, however, that if such amendment occurs on or after an adverse change of control, then the rights plan may be amended only if there are continuing directors in office and such amendment is authorized by a majority of such continuing directors.

Pennsylvania Business Corporation Law

The provisions of the articles described under “Voting Rights” and “Board of Directors” above and our shareholder rights plan are in addition to certain provisions of Chapter 25 of the BCL, which may have the effect of discouraging or rendering more difficult a hostile takeover attempt against us.

Under Section 2538 of the BCL, any merger, consolidation, share exchange or sale of assets between us or one of our subsidiaries and any of our shareholders, any of our divisions in which any shareholder receives a disproportionate amount of any shares of common stock or other securities of any corporation resulting from the division, any voluntary dissolution of our company in which a shareholder is treated differently from other shareholders of the same class or any reclassification in which any shareholder’s voting or economic interest in us is materially increased relative to substantially all other shareholders must, in addition to any other shareholder vote required, be approved by a majority of the votes which all shareholders other than the shareholder receiving the special treatment are entitled to cast with respect to the transaction. This special vote requirement does not apply to a transaction (1) which has been approved by a majority vote of our board of directors, without counting the vote of certain directors affiliated with or nominated by the interested shareholder or (2) in which the consideration to be received by the shareholders is not less than the highest amount paid by the interested shareholder in acquiring shares of the same class.

We have elected to opt out of:

•	Subchapter 25E of the BCL, which, if any person or group acting in concert acquires voting power over shares representing 20% or more of the votes which all of our shareholders would be entitled to cast in an election of directors, would have permitted any other shareholder to demand that such person or group purchase such shareholder’s shares at a price determined in an appraisal proceeding;

•	Subchapter 25G of the BCL, which would have required a shareholder vote to accord voting rights to control shares acquired by a 20% shareholder in a control-share acquisition; and

•	Subchapter 25H of the BCL, which would have required a person or group to disgorge to us any profits received from a sale of our equity securities within 18 months after the person or group acquired or offered to acquire 20% of our voting power or publicly disclosed an intention to acquire control of Mylan.

Dividend Rights

The holders of common stock are entitled to dividends when, as and if declared by our board of directors out of funds legally available therefor. If preferred stock is issued, our board of directors may grant to the holders of such preferred stock preferential dividend rights that would prohibit payment of dividends on the common stock unless and until specified dividends on the preferred stock had been paid or in other circumstances and/or rights to share ratably in any dividends payable on the common stock.

Liquidation Rights

Upon liquidation, dissolution or winding up of our company, whether voluntary or involuntary, the holders of our common stock are entitled to share ratably in our assets available for distribution after all of our liabilities have been satisfied and all preferential amounts payable to the holders of preferred stock have been paid. If preferred stock is issued, our board of directors may grant to the holders of such stock preferential liquidation rights, which would entitle them to be paid out of our assets available for distribution before any distribution is made to the holders of common stock and/or rights to participate ratably with the common stock in any such distribution.

Indemnification

Under Section 1746 of the BCL, a Pennsylvania corporation is authorized to indemnify its officers, directors, employees and agents under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their holding or having held such positions with the corporation and to purchase and maintain insurance of such indemnification. Our bylaws substantively provide that we will indemnify our officers and directors and, to the extent authorized by our board of directors, our employees and agents, to the fullest extent authorized by law, including Section 1746 of the BCL.

Section 1713 of the BCL permits a Pennsylvania corporation, by so providing in its bylaws, to eliminate the personal liability of a director for monetary damages for any action taken unless the director has breached or failed to perform the duties of his office and the breach or failure constitutes self-dealing, willful misconduct or recklessness. In addition, no such limitation of liability is available with respect to the responsibility or liability of a director pursuant to any criminal statute or for the payment of taxes pursuant to federal, state or local law. Our bylaws eliminate the personal liability of the directors to the fullest extent permitted by Section 1713 of the BCL.

Our bylaws provide that each person who is or was serving as a director or officer of the corporation, or any person who, while a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise shall be entitled to indemnification as and to the fullest extent permitted by law, including the BCL or any successor statutory provision, as from time to time amended.

Our bylaws also provide that we may maintain an insurance policy which insures directors and officers against certain liabilities which might be incurred in connection with the performance of their duties.

In addition, we have indemnification agreements with our directors and contractual indemnification obligations to certain of our officers, which provide that we will indemnify such persons against any and all expenses, liabilities and losses incurred by such person in connection with any threatened, pending or completed action, suit, proceeding or investigation to which such person was or is a party, or is threatened to be made a party, because such person is or was a director or officer of our company or of any of our subsidiaries, or served at our request as a director, officer, trustee, employee or agent of another entity, provided generally that such proceeding was authorized by our board of directors.

Miscellaneous

The holders of shares of our common stock do not have preemptive rights or conversion rights and there are no redemption or sinking fund provisions applicable to our common stock. Holders of fully paid shares of common stock are not subject to any liability for further calls or assessments.

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is American Stock Transfer and Trust Company. Its address is 59 Maiden Lane, Plaza Level, New York, New York 10038, and its telephone number at this location is (212) 509-1745. The transfer agent and registrar of our preferred stock will be designated in the prospectus supplement through which such preferred stock is offered.

Listing

Our common stock is listed on the NYSE under the symbol “MYL”.

DESCRIPTION OF DEBT SECURITIES AND GUARANTEES

We may offer senior or subordinated unsecured debt securities, which may be convertible. Our debt securities will be issued under one or more indentures to be entered into between us and The Bank of New York.

We have summarized certain general features of the debt securities from the indentures. Indenture forms are attached as exhibits to the registration statement of which this prospectus forms a part. The following description of the terms of the debt securities sets forth certain general terms and provisions. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which such general provisions may apply to the debt securities, will be described in the related prospectus supplement. Accordingly, for a description of the terms of a particular issue of debt securities, reference must be made to both the related prospectus supplement and to the following description.

General

Reference is made to the applicable prospectus supplement for the following terms of the debt securities (if applicable):

•	title and aggregate principal amount;

•	whether the securities will be senior or subordinated;

•	applicable subordination provisions, if any;

•	conversion or exchange into other securities;

•	percentage or percentages of principal amount at which such securities will be issued;

•	maturity date(s);

•	interest rate(s) or the method for determining the interest rate(s);

•	dates on which interest will accrue or the method for determining dates on which interest will accrue and dates on which interest will be payable;

•	redemption or early repayment provisions;

•	authorized denominations;

•	form;

•	amount of discount or premium, if any, with which such securities will be issued;

•	whether such securities will be issued in whole or in part in the form of one or more global securities;

•	identity of the depositary for global securities;

•	whether a temporary security is to be issued with respect to such series and whether any interest payable prior to the issuance of definitive securities of the series will be credited to the account of the persons entitled thereto;

•	the terms upon which beneficial interests in a temporary global security may be exchanged in whole or in part for beneficial interests in a definitive global security or for individual definitive securities;

•	any covenants applicable to the particular debt securities being issued;

•	any defaults and events of default applicable to the particular debt securities being issued;

•	currency, currencies or currency units in which the purchase price for, the principal of and any premium and any interest on, such securities will be payable;

•	time period within which, the manner in which and the terms and conditions upon which the purchaser of the securities can select the payment currency;

•	securities exchange(s) on which the securities will be listed, if any;

•	whether any underwriter(s) will act as market maker(s) for the securities;

•	extent to which a secondary market for the securities is expected to develop;

•	our obligation or right to redeem, purchase or repay securities under a sinking fund, amortization or analogous provision;

•	provisions relating to covenant defeasance and legal defeasance;

•	provisions relating to satisfaction and discharge of the indenture;

•	provisions relating to the modification of the indenture both with and without the consent of holders of debt securities issued under the indenture; and

•	additional terms not inconsistent with the provisions of the indenture.

One or more series of debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. One or more series of debt securities may be variable rate debt securities that may be exchanged for fixed rate debt securities.

United States federal income tax consequences and special considerations, if any, applicable to any such series will be described in the applicable prospectus supplement.

Debt securities may be issued where the amount of principal and/or interest payable is determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of such securities may receive a principal amount or a payment of interest that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value of the applicable currencies, commodities, equity indices or other factors. Information as to the methods for determining the amount of principal or interest, if any, payable on any date, the currencies, commodities, equity indices or other factors to which the amount payable on such date is linked and certain additional United States federal income tax considerations will be set forth in the applicable prospectus supplement.

The term “debt securities” includes debt securities denominated in U.S. dollars or, if specified in the applicable prospectus supplement, in any other freely transferable currency or units based on or relating to foreign currencies.

We expect most debt securities to be issued in fully registered form without coupons and in denominations of $1,000 and any integral multiples thereof. Subject to the limitations provided in the indenture and in the prospectus supplement, debt securities that are issued in registered form may be transferred or exchanged at the office of the trustee maintained in the Borough of Manhattan, the City of New York or the principal corporate trust office of the trustee, without the payment of any service charge, other than any tax or other governmental charge payable in connection therewith.

Guarantees

We or one or more of our direct or indirect subsidiaries, or any combination of them, may, severally or jointly and severally, guarantee any or all of the series of debt securities. Guarantees may be full or limited, senior or subordinated or any combination thereof. In all cases, however, the obligations of each guarantor under its guarantee will be limited as necessary to prevent the guarantee from being rendered voidable under fraudulent conveyance, fraudulent transfer or similar laws affecting the rights of creditors generally. We will describe the specific terms of any guarantees in a prospectus supplement. These terms will include some or all of the terms detailed in this section.

All guarantees will bind the successors of the guarantors and will inure to the benefit of holders of the debt securities guaranteed. The guarantees will terminate as described in the applicable prospectus supplement.

The guarantee of a subsidiary will be released as described in the applicable prospectus supplement.

  Structural Subordination

We are a holding company and substantially all of our operations are conducted through direct and indirect subsidiaries. As a holding company, we own no significant assets other than our equity in our subsidiaries, and our ability to meet our debt service obligations, including payments on the debt securities, will be dependent on dividends and other distributions or payments from our subsidiaries. The ability of our subsidiaries to pay dividends or make distributions or other payments to us depends upon the availability of cash flow from operations, proceeds from the sale of assets and/or borrowings, and, in the case of non-wholly owned subsidiaries, our contractual arrangements with other equity holders. In addition, a guarantee of our debt securities by our subsidiaries will be effectively subordinated to all of the liabilities of our subsidiaries with regard to the assets and earnings of our subsidiaries.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary (the “depositary”) identified in the prospectus supplement. Global securities will be issued in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon owners of beneficial interests in a global security will be described in the applicable prospectus supplement.

Governing Law

The indentures and the debt securities shall be construed in accordance with and governed by the laws of the State of New York.

PLAN OF DISTRIBUTION

We may sell the common stock, preferred stock or any series of debt securities that may be guaranteed by certain of our subsidiaries and selling shareholders may sell common stock being offered hereby in one or more of the following ways from time to time:

•	to underwriters or dealers for resale to the public or to institutional investors;

•	directly to institutional investors;

•	directly to a limited number of purchasers or to a single purchaser;

•	through agents to the public or to institutional investors; or

•	through a combination of any of these methods of sale.

The prospectus supplement with respect to each series of securities will state the terms of the offering of the securities, including:

•	the offering terms, including the name or names of any underwriters, dealers or agents;

•	the purchase price of the securities and the net proceeds to be received by us or selling shareholders from the sale;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange on which the securities may be listed.

If we or selling shareholders use underwriters or dealers in the sale, the securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including:

•	privately negotiated transactions;

•	at a fixed public offering price or prices, which may be changed;

•	in “at the market offerings” within the meaning of Rule 415(a)(4) of the Securities Act;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If underwriters are used in the sale of any securities, the securities may be offered either to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities.

If indicated in an applicable prospectus supplement, we or selling shareholders may sell the securities and selling shareholders may sell common stock through agents from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions paid to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment. We or selling shareholders may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase securities at the public offering price set forth in the applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement, and the applicable prospectus supplement will set forth any commissions paid for solicitation of these delayed delivery contracts.

Offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us or selling shareholders. Any remarketing firm will be identified and the terms of its agreements, if any, with us or selling shareholders and its compensation will be described in the applicable prospectus supplement.

Agents, underwriters and other third parties described above may be entitled to indemnification by us or selling shareholders against certain civil liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents, underwriters and such other third parties may be customers of, engage in transactions with, or perform services for us or selling shareholders in the ordinary course of business.

Each series of securities will be a new issue of securities and will have no established trading market, other than our common stock, which is listed on the New York Stock Exchange. Any common stock sold will be listed on the New York Stock Exchange, upon official notice of issuance. The securities other than the common stock may or may not be listed on a national securities exchange. Any underwriters to whom securities are sold by us or selling shareholders for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

LEGAL MATTERS

The validity of the securities being offered by this prospectus will be passed upon by Kristin A. Kolesar, Esq., Senior Corporate and Compliance Counsel of Mylan Laboratories Inc. Ms. Kolesar is a participant in various employee benefit plans offered by us to our employees generally. In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplements, the validity of those securities may be passed upon for us by Ms. Kolesar and/or Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and for any underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements, the related consolidated financial statement schedule and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Annual Report of Mylan Laboratories Inc. on Form 10-K for the fiscal year ended March 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Matrix Laboratories Limited as of and for the fiscal years ended March 31, 2006 and 2005, incorporated in this prospectus by reference from the Current Report of Mylan Laboratories Inc. on Form 8-K filed on January 10, 2007, as amended on February 20, 2007, have been audited by Deloitte Haskins & Sells, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

22,750,000 Shares

Mylan Laboratories Inc.

Common Stock

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.
JPMorgan
Citigroup
ABN AMRO Rothschild LLC
BNY Capital Markets, Inc.
HSBC
Mitsubishi UFJ Securities
NatCity Investments, Inc.
PNC Capital Markets LLC
SunTrust Robinson Humphrey

March 1, 2007